March 23, 2016

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Franklin Wireless Corp.
Form 10-K for Fiscal Year Ended June 30, 2015
Filed September 28, 2015
File No. 1-14891

Dear Sirs,

This is in response to your letter of March 9, 2016 concerning the Annual Report on Form 10-K for the year ended June 30, 2015 of Franklin Wireless Corp. (the “Company”). Your letter included comments about one item which is shown below followed by our explanations.

Form 10-K for the Year Ended June 30, 2015

Business, page 4

We note your response to our comment regarding non-disclosure agreements between the company and two significant customers. However, section (c)(1)(vii) of Item 101 of Regulation S-K requires the disclosure of the names of any customers from which sales amount to 10% or more of revenues, the loss of which customer would have a material adverse effect on the company. Please revise your disclosure accordingly in future filings.

In future filings, the Company will revise its disclosure pursuant to section (c)(1)(vii) of Item 101 of Regulation S-K.

We appreciate the staff's comments and request that the staff contact the undersigned with any questions regarding this letter.

Very truly yours,

/s/ Richard T. Walker

Chief Financial Officer

Franklin Wireless Corp.